EXHIBIT 99.1

KAMADA LTD.

2 Holzman Street
Weizmann Science Park

P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2020 Annual General Meeting of Shareholders of Kamada Ltd. (the “Meeting”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 10, 2020, at 2:00 p.m. (Israel time), for the following purposes:

1.	To elect nine directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company.

2.	Subject to the election of Prof. Ari Shamiss to serve as a member of our Board of Directors, to approve the award of options to Prof. Shamiss and our entering into an indemnification and exculpation agreement with him.

3.	To approve an amendment to our Compensation Policy for Executive Officers and Compensation Policy for Directors with respect to the procurement of directors’ and officers’ liability insurance.

4.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020 and for such additional period until our next annual general meeting of shareholders.

In addition, our consolidated financial statements for the year ended December 31, 2019 will be reviewed and discussed at the Meeting.

Our Board of Directors recommends that you vote “FOR” the election of each of the director nominees set forth in Proposal 1 and each of the other proposals that are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 4, 2020 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (“TASE”) and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account. Shareholders who hold shares through members of the TASE may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the Israel Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472 (phone)). Our Company’s representative is Ms. Yifat Philip, our Vice President General Counsel and Corporate Secretary (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-54-4710092).

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposal 3. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 3. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3, you should contact our Vice President General Counsel and Corporate Secretary, Yifat Philip, at yifatp@kamada.com or +972-54-4710092.

The Israeli Companies Law requires that each shareholder voting on Proposal 3 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal. Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely,

Lilach Asher-Topilsky
Chairman of the Board of Directors

October 29, 2020

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the 2020 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 10, 2020, at 2:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) election of nine directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company; (2) subject to the election of Prof. Ari Shamiss to serve as a member of our Board of Directors, approval of the award of options to Prof. Shamiss and our entering into an indemnification and exculpation agreement with him; (3) approval of an amendment to our Compensation Policy for Executive Officers and Compensation Policy for Directors with respect to the procurement of directors’ and officers’ liability insurance; and (4) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020 and for such additional period until our next annual general meeting of shareholders. In addition, our consolidated financial statements for the year ended December 31, 2019 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Proposal 1 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 4, 2020. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 4, 2020, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

●	Voting in Person. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

●	Voting by Proxy. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. Upon receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted in accordance with the recommendations of our Board of Directors.

●	Shares Traded on TASE. Shareholders who hold shares through members of the Tel Aviv Stock Exchange (the “TASE”) may vote in person or through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of the Company as of the current time for purposes of Proposal 3. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 3. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3, you should contact our Vice President General Counsel and Corporate Secretary, Yifat Philip, at yifatp@kamada.com or +972-54-4710092.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 3 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal. Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: Ms. Yifat Philip, Vice President, General Counsel and Corporate Secretary, or by facsimile to +972-8-9406473, no later than Monday, November 30, 2020 at 2:00 pm Israel time.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of October 25, 2020 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 44,730,854 ordinary shares outstanding as of October 25, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	9,452,708	21.13%
Leon Recanati(2)	3,599,373	8.04%
Hahn Family(3)	2,112,850	4.72%

Directors
Lilach Asher Topilsky	-	-
Avraham Berger(4)	16,250	*
Amiram Boehm	-	-
Ishay Davidi(1)	9,452,708	21.13%
Karnit Goldwasser	-	-
Jonathan Hahn(5)	1,924,768	4.30%
Leon Recanati(2)	3,599,373	8.04%
Ari Shamiss	-	-
David Tsur(6)	701,431	1.57%
Directors and executive officers as a group (19 persons)(7)	16,218,565	36.21%

*	Less than 1% of our ordinary shares.

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13D filed with the SEC on May 20, 2020. According to the Statement, (i) the FIMI Funds are comprised of FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), (ii) FIMI 6 2016 Ltd. (“FIMI 6”) serves as the managing general partner of the FIMI Funds, (iii) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, controls FIMI 6; and (iv) FIMI 6, Or Adiv Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the shares beneficially owned by the FIMI Funds.

(2)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director and the former Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 26,250 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 18.60 (or $5.5) per share, which expire between October 27, 2021 and September 25, 2026. Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)	Based solely upon a notice provided to the Company dated October 20, 2020, Damar Chemicals Inc., a company registered in Panama (“Damar”), directly holds 1,903,518 ordinary shares. Damar is wholly-owned by Sinara Financing S.A. (“Sinara”), which is jointly owned by Mr. Jonathan Hahn, Ms. Tamar Hahn, Mr. Nicolas Hahn and the Fundacion Martinez, and Mr. Jonathan Hahn has the power to vote the shares held by Damar. In addition, according to the notice, Ms. Tamar Hahn directly holds 94,040 ordinary shares and Mr. Nicolas Rodolfo Hahn directly holds 94,041 ordinary shares. Also includes options to purchase 21,250 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.40 (or $5.73) per share, which expire between October 27, 2021 and September 25, 2026. Does not include unvested options to purchase 35,250 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(4)	Subject to options to purchase 16,250 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.60 (or $5.79) per share, which expire between March 2, 2023 and September 25 2026. Does not include unvested options to purchase 35,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(5)	Mr. Hahn holds 25% of the shares of Sinara, which holds 100% of the shares of Damar, which directly holds 1,908,318 ordinary shares. Mr. Jonathan Hahn has the power to vote the shares held by Damar. Also includes options to purchase 21,250 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.40 (or $5.73) per share, which expire between October 27, 2021and September 25, 2026. Does not include unvested options to purchase 35,250 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(6)	Mr. David Tsur directly holds 680,181 ordinary shares. In addition, includes options to purchase 21,250 ordinary shares directly held by Mr. Tsur that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 18.56 (or $5.49) per share, which expire between March 2, 2023 and September 25 2026. Does not include unvested options to purchase 35,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(7)	See footnotes (1)-(6) for certain information regarding beneficial ownership.

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israel Companies Law) for the year ended December 31, 2019, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Compensation of Covered Executives” of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 26, 2020.

PROPOSAL 1

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Under our articles of association, the number of directors on our Board of Directors shall be no less than five and no more than 11. Our Board of Directors is currently comprised of nine directors, all of whom were elected to serve in such capacity at our 2019 annual general meeting of shareholders, other than Prof. Ari Shamiss who was elected by our Board of Directors in August 2020 to serve as a director until the Meeting. Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

All of our currently serving directors are standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified, subject to our articles of association and applicable law. Our Board of Directors has affirmatively determined that each of Lilach Asher Topilsky, Avraham Berger, Amiram Boehm, Ishay Davidi, Karnit Goldwasser, Leon Recanati and Ari Shamiss is an “independent director” as defined under NASDAQ Listing Rules. Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of nine members, seven of whom satisfy the independence requirements of the NASDAQ Listing Rules.

In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Lilach Asher Topilsky has served as a member of our board of directors since December 2019, as the Chairman of our board of directors since August 2020, and serves as a member of our Compensation Committee and Strategy Committee. Ms. Topilsky is a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Ms. Asher Topilsky currently serves as the chairman of the board of directors of G1 Security Systems Ltd. (TASE) and Rimoni Industries Ltd. (TASE) and as a director of Amiad Water Systems Ltd. (AIM) and Tel Aviv University. Prior to joining FIMI, Ms. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York, from 2014 -2019. Ms. Asher Topilsky also served as the Chairman of Mercantile Bank, from 2014 until 2016. Before that, Ms. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009-2013) and Head of Strategy & Planning Division (2007-2009). Previously, Ms. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago, 1997-1998) and at Shaldor Strategy Consulting (Israel, 1995-1996). Ms. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Avraham Berger has served on our board of directors since August 2016, and serves as the Chair of our Audit Committee and as a member of our Compensation Committee. Until 2014, Mr. Berger served as a senior partner and Chief Executive Officer of PwC Israel, for more than 20 years. Mr. Berger joined PwC Israel in 1976 and led it from 1991. Mr. Berger has vast experience in mergers and acquisitions and complex public offerings, both in Israel and abroad. Mr. Berger lectures at professional forums and has published several articles in the professional press. Mr. Berger also serves as Chairman of the board of directors of TopAudio Ltd. and serves as director on the board of Weizmann Institute of Science. Mr. Berger holds a BA degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel.

Amiram Boehm has served on our board of directors since December 2019 and serves as a member of our Strategy Committee. Mr. Bohem is a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and serves as a director at Gilat Satellite Communications (NASDAQ), Ham-Let (Israel-Canada) Ltd. (TASE), Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd. (TASE), TAT Technologies Ltd. (NASDAQ, TASE), PCB Technologies Ltd. (TASE) and DIMAR Ltd, DelekSan Ltd. and Galam Ltd. Mr. Boehm previously served as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading Ltd. (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE) and Novolog Ltd (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a BA degree in Economics and LLB degree from Tel Aviv University and a Joint MBA degree from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Hadera Paper Ltd. (TESE), Dimar Cutting Tools Ltd and Polyram Plastic Industries Ltd. Mr. Davidi also serves as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Ham-Let Ltd. (TASE), Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), G1 Security Systems Ltd. (TASE), PCB Technologies Ltd. (TASE), Tadir- Gan (precision products) 1993 Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., DelekSan Ltd., Amiad Water Systems Ltd (AIM) and Rimoni Industries Ltd. (TASE). Mr. Davidi previously served as the Chairman of the board of directors of Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Pharm Up Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993, Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Karnit Goldwasser has served on our board of directors since December 2019 and serves as a member of our Audit Committee and Compensation Committee. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Orian DB Schenker (since September 2017), Delek San Recycling Ltd. (since December 2016) and ELA Recycling Corporation (since April 2015). Ms. Goldwasser served as a director at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010-2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013-2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, and M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion – Israel Institute of Technology, and MA degree in Public Policy and Administration from the Lauder School of Government Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Jonathan Hahn has served on our board of directors since March 2010, and serves as the Chairman of our Strategy Committee. Mr. Hahn serves as the President and a director of Tuteur SACIFIA, where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position at Forest Laboratories, Inc., based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020, and serves as the Chairman of our Compensation Committee. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Gov, Govli Limited, Rainbow Medical Ltd., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

Prof. Ari Shamiss has served as on our board of directors since August 2020 and serves as a member of our Audit Committee. Prof. Shamiss is the Founder, General Partner and Chairman of the Investment Committee at Assuta Life Sciences Ventures, a life sciences-focused venture capital entity. Prior to that, from September 2016 to June 2020 he served as CEO of Assuta Medical Centers, the largest private hospital network in Israel, which includes eight hospitals and medical centers, with over $600 million in annual revenue. From July 2005 to 2016, Prof. Shamiss was the chief executive officer of Sheba General Hospital, the largest hospital in Israel. Prof. Shamiss also served as Vice Dean at Ben Gurion University School of Medicine from January 2017 to June 2020 and remains a Professor at the institution. Prof. Shamiss is a past Surgeon General of the Israel Air Force, Colonel (Retired). Prof. Shamiss currently serves on the boards of BATM Advanced Technologies and Therapix Biosciences.

David Tsur has served as on our board of directors since July 2015, as Active Deputy Chairman on a half-time basis until December 31, 2019, and serves as a member of our Strategy Committee. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the NASDAQ requirement for independent direct oversight over our director nominations process. In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders.

Under a voting agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in the Company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time by us under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000. In addition, if elected at the Meeting, the director nominees (other than Prof. Shamiss) shall continue to benefit from directors’ and officers’ indemnification and exculpation agreements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time. In addition, the Compensation Committee recommended, and our Board of Directors subsequently approved, subject to the election of Prof. Shamiss’ at the Meeting and subject to shareholder approval, the award to Prof. Shamiss of options to purchase our ordinary shares and our entering into a directors’ and officers’ indemnification and exculpation agreement, in the same form as previously approved by the shareholders, with Prof. Shamiss (see Proposal 2). If elected at the Meeting, Prof. Shamiss will also benefit from directors’ and officers’ liability insurance as we shall procure from time to time.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect each director nominee named above to our Board of Directors.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2

APPROVAL OF AWARD OF OPTIONS AND INDEMNIFICATION AND EXCULPATION AGREEMENT WITH PROF. SHAMISS

(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of remuneration payable to a director of a public company, including the grant of options and an undertaking to indemnify and exculpate a director, require the approval of the compensation committee, board of directors and the shareholders, in that order.

Subject to the election of Prof. Shamiss as a director at the Meeting, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the award to Prof. Shamiss of options to purchase 10,000 ordinary shares, exercisable on a cashless basis based on an exercise price equal to NIS 29.68 (approximately $ 8.78 per share) which is equal to the higher of (a) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors and (b) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors. All of the foregoing options will be granted under our 2011 Israeli Award Option Plan (the “2011 Plan”) and will vest over a period of four years in four equal installments: 25% of the options will vest on the first anniversary of the grant date and 25% of the options will vest on each of the three anniversaries thereafter. The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter. The proposed option award and its terms are in accordance with our Compensation Policy for Directors.

In addition, our Compensation Committee and Board of Directors approved our entering into an indemnification and exculpation agreement with Prof. Shamiss, effective as of his appointment as a director by the Board, and subject to the further approval of our shareholders at the Meeting in accordance with Israeli law. The form of the indemnification and exculpation agreement entered into with Prof. Shamiss is the form of indemnification and exculpation agreement approved by our shareholders at our 2015 annual general meeting, which form is consistent with our Compensation Policy for Directors.

Under the Israeli Companies Law, a company may indemnify a director for the following liabilities, payments and expenses incurred for acts performed by him/her as an office holder (within the meaning of the Israeli Companies Law), either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

●	a monetary liability imposed on him/her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him/her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him/her as a substitute for a criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him/her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty, but may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but provided that a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. However, pursuant to our Articles of Association, we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law). We also may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may not indemnify or exculpate an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or penalty levied against the office holder.

Our articles of association permit us to indemnify and exculpate our office holders to the fullest extent permitted under the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law).

We have entered into indemnification and exculpation agreements with all of our current officers and directors exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is (i) for office holders who joined our Company before May 31, 2013, the greater of 30% of the shareholders’ equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million, and (ii) for office holders who joined our Company after May 31, 2013, 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to and effective as of the election of Prof. Shamis as a director, to approve the grant to him of options to purchase 10,000 ordinary shares of the Company, under the 2011 Plan and with such terms (including exercise price and vesting terms) as set forth in the Proxy Statement for the 2020 Annual General Meeting of Shareholders and the Company’s entering into an indemnification and exculpation agreement with Prof. Shamiss, in the form described in the Proxy Statement for the 2020 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3

APPROVAL OF AMENDMENT TO COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND COMPENSATION POLICY FOR DIRECTORS

(Item 3 on the Proxy Card)

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority. In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder. The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our current Compensation Policy for Executive Officers and Compensation Policy for Directors (together, the “Compensation Policies”) were adopted by our shareholders at an extraordinary general meeting of shareholders held in March 2020 (the “2020 EGM”). The Compensation Policies were drafted and approved in accordance with the requirements of the Israeli Companies Law and determine (among other things) the amount of the compensation of our officers and directors, its components, the maximum values for the various components of compensation and the method for determining compensation.

Our Compensation Policies provide (among other things) that office holders (within the meaning of the Israeli Companies Law) may be covered by directors’ and officers’ liability insurance (“D&O Insurance”) that we may acquire, from time to time, subject to applicable law or regulation. Under the Israeli Companies Law, the procurement of D&O Insurance generally requires shareholder approval. However, under certain relief regulations promulgated under the Israeli Companies Law, the procurement of D&O Insurance shall not require shareholder approval and may be approved only by a company’s compensation committee, if the terms of the D&O Insurance are set forth in the company’s compensation policy and the compensation policy was adopted by the shareholders by the Special Majority, and provided that the D&O Insurance is on market terms and is not likely to materially impact the profitability of the company or its assets or obligations. The Israel Securities Authority (“ISA”) had issued guidance regarding the D&O Insurance terms that must be included in a company’s compensation policy in order to rely on the foregoing relief from shareholder approval, according to which such terms should include the maximum coverage, maximum premium and maximum deductible payable under any D&O Insurance acquired from time to time. However, in view of recent developments in the D&O Insurance market resulting in significantly increased premiums and deductibles, the ISA recently issued updated guidance regarding the D&O Insurance terms that must be included in a compensation policy, according to which only the maximum D&O Insurance coverage is required to be included; the maximum premium and maximum deductible are not required to be included provided that they are on market terms at the time the D&O Insurance is procured and the cost is not material to the company.

Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, an amendment to the D&O Insurance terms set forth in the Compensation Policies to remove the maximum premium and maximum deductible; the maximum limit of liability (including Side “A” coverage) of US$50 million shall not change and the procurement of any D&O Insurance must be on market terms and shall not have a material impact on our profitability, assets or liabilities. The amended Compensation Policy for Executive Officers and amended Compensation Policy for Directors reflecting the proposed amendment, as described above, are attached as Appendix A1 and Appendix A2, respectively (together, the “Amended Compensation Policies”).

As detailed in the proxy statement for the 2020 EGM at which our current Compensation Policies were approved, one of the amendments to our previous Compensation Policy for Executive Officer and Directors approved at the 2020 EGM was to remove from the requirements relating to equity based compensation the addition of 5% to the 30-day average closing price for purposes of determining the exercise price of options; however, such 5% addition was inadvertently not removed from the forms of the amended Compensation Policy for Executive Officers and amended Compensation Policy for Directors attached as Appendix A1 and Appendix A2, respectively, to the proxy statement for the 2020 EGM, furnished to the SEC as Exhibit 99.1 to our Report on Form 6-K on February 13, 2020. Accordingly, such 5% addition has been removed from the forms of the Amended Compensation Policies attached hereto as Appendix A1 and Appendix A2. Other than as stated above in this Proposal 3, no other amendments or revisions have been made to the forms of the amended Compensation Policy for Executive Officers and amended Compensation Policy for Directors that were attached as appendixes to the proxy statement for the 2020 EGM.

Under the Israeli Companies Law, the amendment of our Compensation Policies must be approved by the Compensation Committee, Board of Directors and shareholders by the Special Majority (in that order). Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the proposed amendment to our Compensation Policies, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendment to the Compensation Policies of the Company with respect to the procurement of directors’ and officers’ liability insurance, as set forth in Proposal 3 of the Proxy Statement for the 2020 Annual General Meeting of Shareholders, be, and hereby is, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution. In addition, the approval of Proposal 3 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4

RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 4 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2020 and for such additional period until our next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board of Directors, and our Board of Directors approves the compensation of our independent registered public accountants. Pursuant to the pre-approval and recommendation of our Audit Committee, our Board of Directors has approved the engagement of Kost Forer Gabbay & Kasierer for the audit of our financial statements for the year ending December 31, 2020, for compensation of up to US$220,000. For the year ended December 31, 2019, we paid Kost Forer Gabbay & Kasierer US$245,000 for audit services, US$10,000 for tax services and US$72,027 for other services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

Our Board of Directors has approved, and our representative will present to the shareholders for review and discussion at the Meeting, our audited consolidated financial statements for the year ended December 31, 2019. This Item will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2019, which form part of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 26, 2020, are available on our website at www.kamada.com or via the EDGAR website of the SEC at www.sec.gov or the Magna website of the Israel Securities Authority at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder. Under Section 66(b) of the Israeli Companies Law, one or more shareholders who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Ms. Yifat Philip, our Vice President General Counsel and Corporate Secretary, at the following address: 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: General Counsel and Corporate Secretary. For a shareholder proposal to be considered for inclusion at the Meeting, our Vice President General Counsel must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than November 5, 2020. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than November 12, 2020, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2020 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Lilach Asher-Topilsky
Chairman of the Board of Directors

Date: October 29, 2020

Appendix A1

KAMADA LTD.

COMPENSATION POLICY FOR EXECUTIVE OFFICERS

1.	Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Kamada.

Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), other than non-employee directors (each an “Executive”), if and to the extent such determination is required by the Companies Law be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.	“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.	“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“Change of Control Event” means acquisition of more than 50% of the share capital of the Company by non-Affiliate holder.

2.5.	“CEO” means the Chief Executive Officer of the Company.

2.6.	“Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

2.7.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.8.	“EBITDA” means the Company’s earnings in a given year before accounting for taxes on income, finance income and expenses, depreciation, amortization and costs associated with stock based compensation.

Appendix A1 - 1

2.9.	“Office Holders” or “Executives” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.10.	“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.11.	“Terms of Office and Engagement” means as defined in the Companies Law.

2.12.	Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.13.	Nothing in this Policy shall confer upon any person, including, any Executive, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Executive. The Terms of Office and Engagement of an Executive shall only be as set in an agreement between such Executive and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Executive, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.14.	To the extent that an Executive’s engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Executive, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Executive personally. To the extent that an Executive’s engagement or service is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

Appendix A1 - 2

2.15.	To the extent that after the date on which this Policy is approved in accordance with the Companies Law relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.	Administration

3.1.	To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.	Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

(a)	to interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations

4.1.	This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed below.

4.1.1.	The Compensation Policy was designed, among other things, to ensure the Company’s ability to recruit and retain the highly talented management personnel that have the appropriate qualifications needed by the Company, which is a key element for the Company’s success. The Company believes that in order to attract and retain competent and skilled Executives that would support the efforts to create shareholder value, the Executives’ Terms of Office and Engagement should generally be comparable to Executives in comparable companies. In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

Appendix A1 - 3

4.1.2.	Promoting the Company’s objectives, its business plan and its long-term strategy. The Company believes that attracting and retaining Executives that have appropriate qualifications is one of the key elements to the Company’s success. In order to attract and retain Executives that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office and Engagement under which such Executives are retained should be competitive, should reflect the anticipated contribution of such Executives to the Company and its business, should reflect the scope of authority and responsibilities of the Executive and should create adequate incentives for such Executives to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.1.3.	Creating appropriate incentives to the Company’s Executives, considering, among other factors, the Company’s risk management policy. In this respect, the Company will strive to create balanced compensation arrangements under which an Executive will be motivated to contribute to the achievement of the Company’s targets by creating a link between performance and compensation. On the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management. In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office and Engagement of each Executive are both a reflection of the Company’s general policies and the individual circumstances relating to the retention of such Executive, and therefore, there may be variations between the Terms of Office and Engagement of different Executives.

4.1.4.	The size of the Company and the nature of its operations. The Company operates in an advanced international environment and in markets that are dynamic and are continuously in flux, offering multiple and different challenges. Accordingly, in connection with the determination of the Terms of Office and Engagement of each Executive, appropriate attention should be given to the particular circumstances and challenges of such Executive.

4.1.5.	The Terms of Office and Engagement of an Executive should generally be determined after consideration is given to the terms offered to comparable Executives in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and retain competent and capable Executives.

4.2.	The Terms of Office and Engagement of an Executive may include a combination of various components, such as: salary and auxiliary payments and benefits, annual bonuses, special bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, the appropriate components should be considered, and not necessarily all of the above-mentioned components need be included.

Appendix A1 - 4

5.	Specific Considerations in the determination of Terms of Office and Engagement

With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Executive shall be predominantly based on the following considerations:

5.1.	The education, qualification, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Executive;

5.2.	If applicable, the experience, references, reviews, achievements and sustained performance of the Executive overtime with the Company and its Affiliates;

5.3.	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.4.	The job function, organizational level, position and areas of and scope of responsibility and authority of the Executive;

5.5.	The obligations, responsibilities, roles and objectives imposed on the Executive under Applicable Law;

5.6.	The need to retain Executives who have relevant skills, experience, know-how or unique expertise;

5.7.	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.	The then current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.	Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.11.	The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

5.12.	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.	The ratio between the cost of the Terms of Office and Engagement of the Executive and the total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, and specifically the average and median total cost of salary (as such term is defined in the Companies Law) of other employees of the Company (including, for purposes of this section, those engaged through manpower companies), and the effect of such differences on the employment environment in the Company;

Appendix A1 - 5

5.14.	If the Terms of Office and Engagement include variable components, inclusion of provisions reducing variable components, and setting a limit on the exercise value of an equity variable component, all at the Board’s discretion;

5.15.	If the Terms of Office and Engagement include termination benefits, the period of employment or service of the Executive, the Executive’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Executive’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.16.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.17.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ or other stock exchange rules, and any other Applicable Law, from time to time;

5.18.	General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Executive to reach and achieve these goals;

5.19.	The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Executive to reach and achieve these goals; and

5.20.	Such other considerations as are deemed relevant or applicable in the circumstances.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

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6.	Components of Terms of Office and Engagement of an Executive

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight. Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

6.1.	Fixed Compensation

6.1.1.	Base Salary

6.1.1.1.	The starting base salary of an Executive shall be determined during the course of negotiations for his/her employment in the Company, conducted by the person who will directly supervise him/her (for the CEO, the Chairman of the Board, and for the other Executives, the CEO). The base salary will be determined personally for each Executive based on the considerations detailed in Section 5. The annual (gross) base salary shall not exceed ILS 1,300,000 for the CEO and ILS 850,000 for Executives other than the CEO. The Executives’ salary may be linked to any relevant index.

6.1.1.2.	In order to retain Executives, the Executives’ base salary shall be reviewed annually, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope and importance to the Company’s performance, all based upon the general considerations specified above.

6.1.2.	Additional Benefits and Terms:

The Terms of Office and Engagement of an Executive will include benefits or entitlements mandated by Applicable Law and may include benefits generally acceptable in the local market or industry or generally available to other employees of the Company (or any applicable Affiliate or division) in accordance with Company policies, including (without limitation) the following benefits:

(a)	Pension

(b)	Further education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)	Disability insurance

(g)	Periodic medical examination

(h)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance. The Company shall not gross up the leased car use value.

(i)	Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, Internet, or the value of the use thereof

Appendix A1 - 7

(j)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof

(k)	Sick days

(l)	Holiday and special occasion gifts

(m)	Recuperation pay

(n)	Expense reimbursement (including domestic and international travel expenses and per diem payments)

(o)	Payments for meals during working hours, according to the Company’s policy for all employees

(p)	Payments or participation in relocation and related costs and expenses

(q)	Loans or advances (subject to Applicable Law)

(r)	Professional or academic courses or studies

(s)	Newspaper or online subscriptions

(t)	Professional membership dues or subscription fees

(u)	Professional advice or analysis (such as pension, insurance and tax)

(v)	Exculpation and indemnification to the fullest extent permitted by Applicable Law

(w)	Directors’ and officers’ liability insurance (“D&O Insurance”) covering persons serving at present or in the future, from time to time, as directors and Executives of the Company and its subsidiaries (including those who also serve as officers, directors or employees of a controlling shareholder), to the fullest extent permitted by Applicable Law, including extensions, renewals or replacement thereof.

Subject to Applicable Law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Committee provided that (i) the maximum aggregate limit of liability pursuant to the D&O Insurance (including Side “A” coverage) shall be not more than US$50,0000,000 (fifty million U.S. Dollars) for each D&O Insurance period; and (ii) the D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

Appendix A1 - 8

6.1.3.	Termination Payments

Executives’ termination payments may include:

6.1.3.1.	Advance Notice. Advance notice of termination, not exceeding the higher of (i) the period required by Applicable Law and (ii) up to four (4) months for Executives other than the CEO and six (6) month for the CEO. During this period the Executive will be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an Executive’s services during the advance notice period and pay the Executive in lieu thereof, including the value of benefits.

6.1.3.2.	Termination payment. Upon special circumstances a Special Bonus (as defined under 6.2.3.2 below) maybe payable pursuant to Executive’s termination.

6.2.	Variable Compensation

6.2.1.	The Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Therefore, the Company believes that the ratio between an Executive’s “fixed compensation” (comprised of base salary and benefits) to “variable compensation” (including, without limitation, annual cash bonuses and the value of equity-based compensation granted during the calendar year, but excluding one-time cash awards such as special bonuses and termination bonuses), with respect to any given calendar year, may be up to 1:2 for the CEO (i.e., the total variable compensation may be up to two times the total fixed compensation paid to the CEO in any calendar year) and up to 1:1 for Executives other than the CEO (i.e., the total variable compensation may be up to one time the total fixed compensation paid to the executive in any calendar year).

6.2.2.	Subject to Applicable Law, the following shall be authorized to determine the measurable criteria in the case of variable compensation (cash and equity-based) that is based on measurable criteria, provided that the criteria is consistent with this Policy:

Executive	Authorized Body
Executive other than the CEO	CEO
CEO	Committee and Board

The CEO shall inform the Committee of any awards to Executives (other than the CEO) determined by the CEO in accordance with the authority granted under this Section 6.2.2 at the first Committee meeting to be held after the determination by the CEO of each such award.

Subject to Applicable Law, the Committee and Board shall determine and approve if and to what extent the measurable criteria (determined in accordance with the authority granted under this Section 6.2.2) have been achieved with respect to the CEO and all other Executives.

Appendix A1 - 9

6.2.3.	Bonuses. Bonuses may include plan-based annual bonuses and other bonuses:

6.2.3.1.	Annual Bonus. Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.

(a)	With respect to each year, a bonus plan (the “Bonus Plan”) may be prepared for each Executive, as provided in clause (b) below, subject to Sections 6.2.1. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives.

(b)	The Bonus Plan will be comprised primarily of a measurable component and a small portion may be evaluation based, as follows:

(i)	Measurable Component: A significant portion of the annual bonus, not less than 80%, shall be determined based on measureable criteria, as follows.

●	Company Performance Criteria. Quantifiable and measurable Company performance criteria shall be determined and shall be the same for all Executives. The extent of meeting these measures shall determine 80% of the total bonus for the CEO and 40% of the total bonus for other Executives.

●	Individual Performance Criteria. Quantifiable and measurable key performance indicators (KPIs) shall be determined for each Executive separately, in accordance with his/her position. The extent of meeting these measures shall determine 40% of the total bonus of an Executive other than the CEO. No personal measures shall be determined for the CEO.

Measurable criteria may include the following: financial measures (such as net revenues; sales turnover, operating profit, percentage of operating profit, EBITDA, net profit, operating profit; earnings per share (EPS) and cash flow); obtaining regulatory approvals from the authorities in the target markets; achievement of operational, organizational and/or managerial goals, achievement of clinical and/or R&D milestones; quality objectives; success in raising capital; meeting the Company’s budget; business development goals; and mergers and acquisitions. Each such criteria may constitute up to 50% of each of the total Company and individual performance criteria.

Appendix A1 - 10

(ii)	Discretionary Component (Managerial Appraisal): The Company may determine that a portion of an Executive’s annual cash bonus will be based on the evaluation of an Executive’s performance (by the Board in the case of the CEO and by the CEO in the case of all other Executives) in terms that are not measurable but which have a contribution to the Company’s long-term performance. The managerial appraisal will determine 20% of an Executive’s total annual bonus.

(c)	The following will be considered when determining the allocation of the above criteria, which may differ from one Executive to another: (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each Executive; (ii) creating a personal link between each Executive’s compensation and the achievement of the corporate goals; and (iii) driving individuals to a high-performance culture.

(d)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

(e)	The payment of any annual bonus to any Executives under the Bonus Plan for a given year shall be subject to a minimum percentage of achievement of the Company performance criteria for such calendar year, less than which percentage Executives shall not be paid any annual bonus whatsoever for such calendar year; the minimum percentage is 70%, provided that average minimum percentage of achievement of the Revenue and EBITDA criteria in that given year is at least 80%.

(f)	The maximum bonus amount per year under the Bonus Plan that an Executive will be entitled to receive for any given calendar year may not exceed ten (10) (gross) monthly salaries for the CEO and six (6) (gross) monthly salaries for an Executive other than the CEO.

(g)	The aggregate amount of the Annual Bonuses to be granted to all of the Executives Officers, with respect to a specific fiscal year, shall not exceed 10% of the EBITDA for such year.

(h)	To the extent applicable, the Bonus Plan may be revisited during the annual period, including in order to account for significant changes in the Company’s business or operations or material changes in the market(s) in which the Company operates during such year. Without limiting the foregoing, the authorized body shall be entitled to reduce or cancel an Executive’s annual bonus at his or its discretion.

(i)	An Executive whose employment shall commence during a bonus year will be entitled to a pro-rated bonus, provided that the Executive has been employed for at least four months during the bonus year; provided, however, that under special circumstances, the authorized body may determine that an Executive whose employment was for less than four months during the bonus year shall be entitled to a pro-rated bonus. An Executive whose employment terminated during a bonus year (including upon a Change of Control Event) may be entitled to a pro-rated bonus for that year, other than if the employment was terminated for Cause (as such term shall be defined in the Executive’s individual agreement and in the absence thereof, as defined in the Equity Plan), in which case an Executive shall not be entitled to an annual bonus.

Appendix A1 - 11

6.2.3.2.	Special Bonuses

(a)	An Executive may be awarded a special cash bonus under special circumstances (“Special Bonuses”). Special Bonuses shall be payable in recognition of the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals (which may be similar to performance criteria as described above under “Annual Bonus”) or the occurrence of specific events or in recognition of the Executive’s special contribution to key Company developments and activities (such as, without limitation, execution of projects not within the scope of the annual work plan, special efforts to execute a project within the scope of the annual work plan and special contribution to the Company’s success and promotion of its goals), as well as to enable the Company to adapt to specific or unaccounted for changes or events that occur during the year, or as a termination or signing cash bonus or in specific special circumstances.

(b)	The Special Bonus payable to an Executive may be up to three (3) times the monthly gross base salary (in addition to any annual bonus (if any)). Moreover, with respect to the CEO such Special Bonus including the Discretionary Component of the Bonus Plan shall not exceed, with respect to any calendar year, three (3) times the monthly gross base salary.

(c)	The amount of the Annual Bonus and the Special Bonus together shall not exceed twelve (12) salaries for the CEO and eight (8) salaries for Executives other than the CEO.

6.3.	Equity-Based Compensation

6.3.1.	Equity-based awards may be granted to Executives under the Company’s 2011 Israeli Share Award Plan (as may be amended from time to time) and such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). Equity-based awards may include options to purchase shares of the Company and share appreciation rights that may be granted under applicable tax regimes.

Appendix A1 - 12

6.3.2.	The maximum value of all equity-based awards, in the aggregate, that may be granted to a particular Executive on an annual basis shall not exceed 14 times the monthly (gross) base salary of an Executive in the case of the CEO and 8 times the monthly (gross) base salary of an Executive in the case of all other Executives. The maximum value of an equity-based award shall be determined as of the date of grant, other than cash-settled equity-based awards, which shall be determined as of the date of payment. The value of Executives’ equity-based awards will be determined in accordance with generally accepted valuation and accounting principles, as they apply to the relevant type of equity-based award.

6.3.3.	Equity-based awards to Executives shall be subject to an overall vesting period, as applicable, of no less than four years, with a minimum period of one (1) year from the date of grant prior to the vesting of the first tranche. Each award will vest in four equal annual installments, which will be equivalent to 25% of the award, whereby the first (1) vesting installment shell be on the first (1) anniversary of the date of grant. The maximum term of any equity-based award (prior to its expiration) shall be ten (10) years from the date of grant.

6.3.4.	With respect to an equity-based award that includes an exercise price – the exercise price shall be equal to the higher of (i) the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of grant; and (ii) the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange on the date of grant;

6.3.5.	The Company may determine to accelerate the vesting or continue the vesting and/or the exercise eligibility of an Executive’s equity-based awards after termination of such Executive’s employment, service or engagement or upon a Change of Control Event, all in accordance with the provisions of the Equity Plans.

6.3.6.	The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan and subject to Applicable Law.

6.4.	Subject to Applicable Law, a non-material annual amendment of up to 10% to the Terms of Office and Engagement of an Executive who is subordinate to the CEO (as compared to those approved by the Committee) shall not require the approval of the Committee, provided that such amendment was approved by the CEO and the amended engagement terms are consistent with this Policy.

The CEO shall inform the Committee of any amendment to the Terms of Office and Engagement of any such Executive approved by the CEO in accordance with the authority granted under this Section 6.4 at the first Committee meeting to be held after the approval by the CEO of each such amendment.

6.5.	An annual change of up to 10% in the Terms of Office and Engagement of the CEO shall only require the approval of the Compensation Committee and the Board of Directors. Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

7.	Recoupment

The Terms of Office and Engagement of an Executive shall include provisions that require an Executive to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Executive was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time of no less than three years from the date on which the original payment was made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Executive during such period , (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case, subject to Applicable Law. Nothing in this Section 7 shall derogate from or limit any other or similar provisions imposed on an Executive by Applicable Law, including, securities laws.

Appendix A1 - 13

8.	Effectiveness; Term

8.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

8.2.	The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Executives is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Executives with respect to the period after the Company ceases to be a Public Company.

9.	Non-Exclusivity of this Policy

9.1.	Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

9.2.	The Terms of Office and Engagement of an Executive may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

10.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

11.	Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors: August 11, 2020

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Appendix A2

KAMADA LTD.

COMPENSATION POLICY FOR DIRECTORS

1.	Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Kamada Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of non-employee members of the Board of Directors of the Company (each, a “Director”), if and to the extent such determination is required by the Companies Law be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.	“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.	“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“Change of Control Event” means acquisition of more than 50% of the share capital of the Company by non-Affiliate holder.

2.5.	“Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

2.6.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.7.	“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.8.	“Terms of Office and Engagement” means as defined in the Companies Law.

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2.9.	Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.10.	Nothing in this Policy shall confer upon any person, including, any Director, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Director. The Terms of Office and Engagement of a Director shall only be as set forth in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Director, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.11.	To the extent that after the date on which this Policy is approved in accordance with the Companies Law relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.	Administration

3.1.	To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

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3.2.	Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

(a)	to interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations

This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed below.

4.1.	The Compensation Policy was designed, among other things, to ensure the Company’s ability to attract and retain highly skilled Directors. In order to attract and retain Directors that possess skills, experience and professional capabilities, the Terms of Office and Engagement under which such Directors are retained should be competitive.

4.2.	The Terms of Office and Engagement of a Director should generally be determined after consideration is given to the terms offered to Directors in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and retain competent and capable Directors.

5.	Specific Considerations in the determination of Terms of Office and Engagement

With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of a Director shall be predominantly based on the following considerations:

5.1.	The education, qualification, skills, expertise, professional experience, accomplishments reputation and achievements of the Director;

5.2.	The seniority, tenure and duration of the Director’s service to the Company or its Affiliates;

5.3.	The obligations, responsibilities, roles and objectives imposed on such Director under Applicable Law;

5.4.	The need to retain Directors who have relevant skills, know-how or unique expertise; and

5.5.	Prior Terms of Office and Engagement with the Company and its Affiliates.

5.6.	The compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

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5.7.	If the Terms of Office and Engagement include variable components, inclusion of provisions reducing variable components, and setting a limit on the exercise value of an equity-based variable component, all at the Board’s discretion;

5.8.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.9.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ or other stock exchange rules, and any other Applicable Law, from time to time;

5.10.	Such other considerations as are deemed relevant or applicable in the circumstances.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.	Components of Terms of Office and Engagement of a Director

The Terms of Office and Engagement of a Director (including an External Director, within the meaning of the Companies Law, if serving on the Board) may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director, within the meaning of the Companies Law, if serving on the Board, shall be subject to and determined in accordance with the Companies Law and regulations promulgated thereunder.

Except as set forth in this Section 6, Directors shall not be entitled to any compensation, unless they are employed in an additional position at the Company, in which case their terms and conditions of employment shall be determined according to Company customary compensation and policies for similar positions, subject to the provisions of this Policy.

6.1.	Annual Fee and Per Meeting Fees

All Directors shall be paid an annual cash fee and per meeting fees in accordance with the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 (the “Directors Compensation Regulations”).

The Company may elect to pay increased fees to Directors who have accounting and financial expertise or certain professional expertise, within the meaning of and in accordance with the Director Compensation Regulations.

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6.2.	Equity-Based Compensation

6.2.1.	Equity-based awards may be granted to Directors under the Company’s 2011 Israeli Share Award Plan (as may be amended from time to time) and such other equity plans for employees and Directors of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). Equity-based awards may include options to purchase shares of the Company and share appreciation rights that may be granted under applicable tax regimes.

6.2.2.	The maximum value of all equity-based awards, in the aggregate, that may be granted to a particular Director on an annual basis shall not exceed $50,000. The maximum value of an equity-based award shall be determined as of the date of grant, other than cash-settled equity-based awards, which shall be determined as of the date of payment. The value of a Director’s equity-based awards will be determined in accordance with generally accepted valuation and accounting principles, as they apply to the relevant type of equity-based award.

6.2.3.	Equity-based awards to Directors shall be subject to an overall vesting period, as applicable, of no less than four years, with a minimum period of one (1) year from the date of grant prior to the vesting of the first tranche. Each award will vest in four equal annual installments, which will be equivalent to 25% of the award, whereby the first (1) vesting installment shell be on the first (1) anniversary of the date of grant. The maximum term of any equity-based award (prior to its expiration) shall be ten (10) years from the date of grant.

6.2.4.	With respect to an equity-based award that includes an exercise price – the exercise price shall be equal to the higher of (i) the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of grant; and (ii) the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange on the date of grant.

6.2.5.	The Company may determine to accelerate the vesting or continue the vesting and/or the exercise eligibility of a Director’s equity-based awards after termination of such Directors service or engagement or upon a Change of Control Event, in accordance with the provisions of the Equity Plans.

6.2.6.	The Board and/or the Committee may amend other terms of a Director’s grant(s) to the extent provided in the applicable Equity Plan and subject to Applicable Law.

6.3.	Expenses

All Directors may be reimbursed for their reasonable expenses (against invoices) incurred in connection with attending meetings of the Board and committee’s thereof (including domestic and international travel expenses) and travelling on behalf of the Company, consistent with the Company’s practices and policies.

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6.4.	Insurance, Exculpation and Indemnification

6.4.1.	The Company may indemnify, exculpate and insure Directors (including in their capacity as directors of the Company’s subsidiaries) to the fullest extent permitted by Applicable Law from time to time.

6.4.2.	Subject to Applicable Law, the acquisition, extension, renewal or replacement of directors’ and officers’ liability insurance (“D&O Insurance”) may be approved solely by the Committee provided that (i) the maximum aggregate limit of liability pursuant to the D&O Insurance (including Side “A” coverage) shall be not more than US$50,000,000 (fifty million U.S. Dollars) for each D&O Insurance period; and (iv) the D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

7.	Recoupment

The Terms of Office and Engagement of a Director shall include provisions that require a Director to repay to the Company amounts paid to such Directors as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Director was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time of no less than three years from the date on which the original payment was made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Director during such period , (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case, subject to Applicable Law. Nothing in this Section 7 shall derogate from or limit any other or similar provisions imposed on a Director by Applicable Law, including, securities laws.

8.	Effectiveness; Term

8.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

8.2.	The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Directors is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Directors with respect to the period after the Company ceases to be a Public Company.

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9.	Non-Exclusivity of this Policy

9.1.	Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or benefits.

9.2.	The Terms of Office and Engagement of a Director may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

10.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

11.	Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors: August 11, 2020

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